SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period August 2003 – May 2004

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐     No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-________________.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: May 26, 2004	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

27 August 2003

PROTHERICS PLC
FDA GRANTS ORPHAN DRUG DESIGNATION FOR VORAXAZE

Protherics PLC (“Protherics”), the International biopharmaceuticals company, announced today that the U.S. Food and Drug Administration (FDA) has granted orphan drug designation for Voraxaze, for the treatment of patients at risk of methotrexate toxicity. Orphan drug designation was granted in Europe on 3 February 2003.

Voraxaze (Carboxypeptidase G2) is a new drug for the treatment of methotrexate toxicity during cancer therapy. Voraxaze can very rapidly reduce dangerously elevated serum methotrexate levels. Methotrexate is a widely used chemotherapeutic agent that can cause kidney damage in a predictable number of cases. Clinical trials involving over 200 patients have been completed in Europe and the USA.

The market potential, when used as a rescue therapy, as well as for the management of patients with signs of kidney damage during methotrexate treatment, is estimated to be £80 million per annum.

Protherics anticipates gaining full FDA approval for Voraxaze followed by a launch in the US within 2 years. A similar regulatory timeline is anticipated in Europe. Sales on a named patient basis are anticipated to start in the current financial year.

Andrew Heath, Chief Executive of Protherics said:

“The market exclusivity that orphan drug designation provides will allow us to maximise our revenue stream from Voraxaze. With further trials, the availability of an effective antidote opens up a much larger market opportunity for Protherics, as high dose treatment protocols for methotrexate are adapted to accommodate Voraxaze.”

- ENDS-

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith

Notes for Editors:

Orphan drug designation entitles Protherics to seven years exclusive marketing rights for Voraxaze in the US following FDA approval, a fee waiver from the FDA for its approval to market the product, and other benefits. The marketing exclusivity conferred by the grant of Orphan drug designation in Europe is ten years from market approval.

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

2

December 2, 2003

PROTHERICS PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

Protherics PLC, the international biopharmaceutical company, today announces its interim results for the six months to 30 September 2003.

Highlights

•	Existing operations profitable for second consecutive half year

•	Acquisition of Enact Pharma PLC

•	Turnover up 70% to £8.9 million (£5.3 million in first half 2002/03)

•	Operating profit of £0.2 million, before goodwill amortisation of £0.3 million (£1.2 million loss in first half 2002/3)

•	Excellent progress in clinical pipeline:

– Voraxaze™ — granted orphan drug status in Europe and the US

– Angiotensin Vaccine — new adjuvant boosts antibody response six fold in animal studies

– CytoFab® — FDA agreement to progress to Phase III in severe sepsis

– NQO2 — formulation complete ahead of clinical trial in early 2004

Commenting on the results Stuart Wallis, Chairman, said:

“These results are testimony to the transformation of Protherics. We have demonstrated profitability in our existing operations for the second successive half-year. Our growing revenue stream, and increase in gross profits have enabled us to absorb the acquisition of Enact Pharma PLC, which was completed in June. We anticipate a strong performance in the second half.

“The acquisition of Enact will bring revenues in the current year from named patient sales of Voraxaze, with full approval anticipated in 2005, and the NQO2 cancer project, which is about to enter the clinic.

“The paradigm of value has changed, favouring well financed businesses with a later stage portfolio. In this environment, we believe Protherics is well positioned for future growth”.

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510
Barry Riley, Finance Director	+44 (0) 1928 518000
Nick Staples, Corporate Affairs	+44 (0) 7919 480510

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith
Michelle Jeffery

INTERIM STATEMENT

Turnover from continuing operations in the first half increased to £8.9 million, an increase of 70% over the same period last year. The Group produced an operating profit of £0.2 million (before goodwill amortisation of £0.3 million), compared to an operating loss of £1.2 million (goodwill amortisation: nil) in the corresponding period last year, and an operating loss of £0.6 million (goodwill amortisation: nil) in the full year to 31 March 2003.

Marketed Products

CroFab™ - rattlesnake antivenin

Sales were £7.5 million in the half year, up from £3.9 million in the corresponding six month period (an increase of 92%). With further orders in hand, the company is confident of significant progress.

In the first half, process improvements in our facilities were offset by losses in our outsourced filling and freeze drying operation, resulting in overall margins being maintained at the levels of the previous year. Work is well advanced to qualify an alternative contractor and a manufacturing supplement was submitted to the FDA in November. We expect to be supplying product from the new contractor early in the next financial year.

DigiFab™ - treatment for digoxin overdose

Sales were £0.5 million for the first half year, close to the £0.6 million in the corresponding period last year. Sales are expected to increase significantly in the second half as we concentrate on supplying more DigiFab to the market now that the ‘biting season’ for CroFab is over. At the end of November, DigiFab sales were £2.3 million and we are on course for a much stronger second half.

We have entered into a licensing agreement with Beacon Pharmaceuticals for the marketing of DigiFab in Europe. We are planning to submit the DigiFab file to the UK licensing authorities in mid 2004.

ViperaTAb® - common adder antivenin

Sales were £0.2 million in the six months, compared with £0.1 million in the first half of last year. Our licensing agreement with Swedish Orphan International has recently been extended to expand sales beyond Scandinavia into the rest of Europe.

Prion Recognition (TSE testing)

At £0.6 million, licensing revenues from Enfer were in line with the previous periods, as increasing volumes in Europe were offset by declines in pricing due to higher levels of competition. Recent technological advances hold out the promise of developing tests which are orders of magnitude more sensitive than those currently in use. We are in active collaboration to link these new approaches to our intellectual property. With these heightened levels of sensitivity, the screening of human blood for CJD could be a new and potentially large market.

2

R & D pipeline update

Voraxaze™ - for methotrexate toxicity

Our first batch of Voraxaze has been manufactured to GMP enabling the global distribution of Voraxaze on a named patient basis outside of the US. We have appointed IDIS as our named patient sales distributor for Voraxaze. Named patient sales in Europe are expected to start in December 2003.

We plan to submit licensing applications to the US and European authorities during the first half of the next financial year and with orphan drug status recently granted in both Europe and the US, we are hopeful of an expedited review.

CytoFab® - for sepsis from severe infections

An end of Phase II meeting was held with the FDA in September, attended by Protherics and independent experts in the field. This resulted in an agreed programme that reduces the size, timeframe and cost of progressing the development of CytoFab into Phase III. Protherics is currently reappraising its CytoFab licensing strategy following this excellent news.

Angiotensin Vaccine — for high blood pressure

In a Phase II study that reported in March 2002, we showed that Angiotensin Vaccine has clear effects on the renin angiotensin system, which is important in the control of blood pressure. Following those successful trial results, Protherics is collaborating with two leading vaccine companies to optimise the formulation of Angiotensin Vaccine. Encouraging results in animals show a six-fold increase in antibody response using new, proprietary adjuvants when compared to earlier formulations. A clinical programme with the optimised formulations will commence in 2004.

NQO2 — targeted small molecule therapy for colorectal and liver cancer

This programme is about to enter its first Phase I/II clinical trial. In January, Cancer Research UK will start recruiting 20-40 patients into a two-centre descriptive trial in colorectal and liver cancer. Product safety is the primary endpoint, and although this trial has not been powered to demonstrate statistical significance, secondary endpoints will also be evaluated. The trial is expected to report in the first half of 2005.

R & D organisation

Protherics currently has several projects in pre-clinical development. Amongst these are:

–	VEGF vaccine to prevent the spread of a primary tumour

–	A metalloorganics programme for cancer

–	A vaccine for kidney failure

–	A nanotechnology approach to regenerating nerve growth in nerve and spinal cord damage

Dr Tony Atkinson, formerly Chief Executive of Enact and a Board member of Protherics, has been charged to review our pre-clinical programmes and their funding requirements. This broad remit includes a portfolio review and a review of our current research facilities and staffing. This review will report early in 2004 and further announcements will be made in due course.

Operations

We have now completed a pilot manufacturing facility at our site in Wales, which has already allowed us to develop and implement significant process improvements. An ongoing expansion of our main production facility will allow us to manufacture both CroFab and DigiFab in parallel at key stages in the process. This will enable us, from next year, to supply more product and reduce levels of in-process inventory while building stocks of finished goods. Further process development work is underway on a new manufacturing process for CroFab which, when approved, is expected to further reduce costs.

3

Acquisition of Enact Pharma PLC

In June 2003, we acquired Enact, an OFEX traded company, for £8.3 million (including expenses), of which £7.2 million was financed by unlisted convertible debt with a 6% coupon. Enact’s leading products, Voraxaze and the NQO2 programme, strengthen Protherics’ development pipeline, and significantly increase news flow over the next 12-18 months. The integration of Enact is almost complete, and the review underway should resolve outstanding matters within the next six months.

FINANCIAL REVIEW

Our existing operations produced an operating profit of £0.7 million in the half year, while the Enact acquisition produced an operating loss of £0.5 million, before goodwill amortisation of £0.3 million. Research and development expenditure at £1.2 million was similar to the corresponding six month period, and this will increase in the second half of the year. Our general and administrative expenditure is increasing according to budget, reflecting more investment in IT and regulatory capability, and the absorption of the Enact acquisition. Overall, the Group had a small profit after tax and minority interests of £0.1 million compared to a £1.2 million loss in the corresponding period last year and a loss of £0.2 million for the whole of the last financial year.

The Group produced a net cash inflow from operating activities of £0.4 million compared to an outflow of £0.6 million in the corresponding six month period. A net £2.8 million was raised to settle the costs of the Enact acquisition, and pay down the debt and liabilities assumed. After these transactions, and capital expenditure, cash balances increased by £0.3 million over the half year period to £3.0 million. The balance sheet now shows the effects of the Enact acquisition, which generated goodwill of £10.0 million, and £7.0 million of 6% unlisted convertible loan notes notes (£7.2 million before expenses), which largely financed the acquisition.

OUTLOOK

We expect the second half of the current financial year to show continued solid progress, with a higher level of product shipments planned and named patient sales of Voraxaze. The seasonal production shift from CroFab to DigiFab will also benefit margins. We expect our strengthening financial performance to provide Protherics with the resources to reinvest in the future of the company as we progress our exciting R&D pipeline.

Notes for Editors:

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

4

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

		Six months	Six months	Six months	Six months	Twelve months
		ended	ended	ended	ended	ended
		30 September	30 September	30 September	30 September	31 March
		2003	2003	2003	2002	2003
		Existing	Acquired
		operations	operations	Total
	Notes	£’000	£’000	£’000	£’000	£’000
Turnover		8,915	6	8,921	5,259	11,270
Cost of sales		(4,703)	—	(4,703)	(3,285)	(5,920)

Gross profit		4,212	6	4,218	1,974	5,350
Administrative expenses
Research and development		(830)	(345)	(1,175)	(1,089)	(1,591)
General & administrative		(2,698)	(160)	(2,858)	(2,050)	(4,363)

		(3,528)	(505)	(4,033)	(3,139)	(5,954)
Goodwill amortisation		—	(283)	(283)	—	—

Total administrative expenses		(3,528)	(788)	(4,316)	(3,139)	(5,954)

Operating profit / (loss)
Before goodwill amortisation		684	(499)	185	(1,165)	(604)
Goodwill amortisation		—	(283)	(283)	—	—

Total operating profit / (loss)		684	(782)	(98)	(1,165)	(604)
Interest receivable				28	59	100
Interest payable				(194)	(46)	(95)

Loss on ordinary activities before taxation				(264)	(1,152)	(599)
Taxation for the period	3			294	—	361

Profit / (loss) on ordinary activities after taxation				30	(1,152)	(238)
Equity minority interests				36	—	—

Profit / (loss) for the financial period				66	(1,152)	(238)

				Pence	Pence	Pence
Earnings / (loss) per share
Basic and diluted	2			0.03	(0.61)	(0.13)
Basic and diluted, before goodwill amortisation	2			0.17	(0.61)	(0.13)

All the above activities relate to continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(UNAUDITED) FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

	Six months	Six months	Twelve months
	ended	ended	ended
	30 September	30 September	31 March
	2003	2002	2003
	£’000	£’000	£’000
Profit/(loss) for the period	66	(1,152)	(238)
Currency translation differences on foreign currency equity investments	405	298	435

Total recognised gains/(losses) in the period	471	(854)	197

5

CONSOLIDATED BALANCED SHEET (UNAUDITED)
at 30 September 2003

	30 September	30 September	31 March
	2003	2002	2003
	£’000	£’000	£’000
Fixed assets
Intangible fixed assets	10,474	940	873
Tangible fixed assets	6,780	4,275	5,351

	17,254	5,215	6,224

Current assets
Stocks	8,319	4,939	7,085
Debtors	4,504	2,012	3,269
Deferred taxation asset due beyond one year	464	—	191
Investments	1	—	—
Cash at bank	3,039	5,369	2,756

	16,327	12,320	13,301
Creditors — amounts falling due within one year	(11,792)	(7,422)	(8,470)

Net current assets	4,535	4,898	4,831

Total assets less current liabilities	21,789	10,113	11,055
Creditors — amounts falling due after more than one year
6% Convertible loan notes	(7,042)	—	—
Other	(1,121)	(826)	(717)

	(8,163)	(826)	(717)

Net assets	13,626	9,287	10,338

Capital and reserves
Called up equity share capital	4,141	3,765	3,765
Share premium account	65,791	63,350	63,350
Other reserves	51,163	51,163	51,163
Profit and loss account	(107,469)	(108,991)	(107,940)

Equity shareholders’ funds	13,626	9,287	10,338

RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS (UNAUDITED)

			Twelve months
	Six months ended	Six months ended	ended
	30 September	30 September	31 March
	2003	2002	2003
	£’000	£’000	£’000
Profit/(loss) for the financial period	66	(1,152)	(238)
Currency translation differences on foreign currency net investments	405	298	435
Issues of shares, net	2,817	—	—

Net increase in shareholders’ funds	3,288	(854)	197
Opening equity shareholders’ funds	10,338	10,141	10,141

Closing equity shareholders’ funds	13,626	9,287	10,338

6

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the six months ended 30 September 2003

	Six months to		Six months to		Twelve months to
	30 September 2003		30 September 2002		31 March 2003
	£’000	£’000	£’000	£’000	£’000	£’000
Net cash inflow/(outflow) from operating activities		365		(566)		(1,723)
Net cash (outflow)/inflow from returns on investments and servicing of finance		(45)		14		5
Net cash inflow from taxation		—		582		582
Net cash outflow from capital expenditure and financial investment		(1,033)		(509)		(1,840)
Net cash outflow from acquisitions and disposals		(1,331)		—		—

Net cash outflow before financing		(2,044)		(479)		(2,976)
Financing
Issue of share capital, net	2,817		—		—
Payment on notes payable and finance leases	(610)		(379)		(484)
Loans taken out	120		16		(51)
Net cash inflow/(outflow) from financing		2,327		(363)		(535)

Increase/(decrease) in cash		283		(842)		(3,511)

RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW / (OUTFLOW)
FROM OPERATING ACTIVITIES (UNAUDITED)

		Six months	Twelve months
	Six months ended	ended	ended
	30 September	30 September	31 March
	2003	2002	2003
	£’000	£’000	£’000
Operating loss	(98)	(1,165)	(604)
Depreciation and amortisation	986	471	1,025
Loss/(profit) on disposal of tangible fixed assets	23	7	(2)
Deferred grant income	(29)	(27)	(101)
Grant received	31	—	122
Movement in stocks	(1,170)	(948)	(3,092)
Movement in debtors and creditors	622	1,096	929

Net cash inflow/(outflow) from operating activities	365	(566)	(1,723)

7

NOTES TO THE INTERIM STATEMENTS

1.	The interim financial statements which have been approved by the directors, have been prepared on the basis of the accounting policies set out in the Group’s 2003 financial statements. The interim financial statements are unaudited and do not constitute full financial information as defined in Section 240 of the Companies Act 1985 (as amended). The comparative figures for the year ended 31 March 2003 and the six months ended 30 September 2002 do not comprise full financial statements. The comparative figures for the year ended 31 March 2003 have been abridged from the full Group accounts for the year ended on that date, on which the auditors gave an unqualified report. The 2003 accounts have been delivered to the Registrar of Companies.

2.	Earnings per share for the six months ended 30 September 2003 is based on attributable profits of £66,000 (2002 : losses of £1,152,000) and on the weighted average number of shares in issue during the period of 203,104,824 (2002 : 190,364,364). Loss per share for the twelve months ended 31 March 2003 is based on attributable losses of £238,000 and a weighted average number of shares in issue of 190,364,364. The weighted average number of shares in issue for both the six months ended 30 September 2002 and twelve months ended 31 March 2003 have been adjusted for the cash placing and open offer during the six months ended 30 September 2003 in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the loss per share previously reported for these periods.

Fully diluted profit per share for the six months ended 30 September 2003 is based on attributable profits of £66,000 and on the weighted average number of shares in issue during the period of 203,256,110. Losses per share were anti-dilutive in the six months ended 30 September 2002 and the year ended 31 March 2003.

Supplementary earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash balance in the profit and loss account, can be fully appreciated.

		Six months	Twelve months
	Six months ended	ended	ended
	30 September	30 September	31 March
	2003	2002	2003
	£’000	£’000	£’000
Profit / (loss) for the period retained for equity shareholders	66	(1,152)	(238)
Add back: goodwill amortization (0.14 pence per share)	283	—	—

	349	(1,152)	(238)

3.	£28,000 of the tax credit arising in the period to 30 September 2003 is a result of research and development expenditure claimed under the Finance Act 2000 (2002: nil). In addition, a deferred tax asset of £266,000 has been recognised at 30 September which relates to trading losses in the United States (2002: nil). This has been recognised following the continued development of the Groups products during the past six months and the directors are of the opinion, based on recent and forecast trading, that the level of profits in the United States in the forthcoming years will lead to the realisation of this asset.

4.	During the period, the group purchased Enact Pharma plc (“Enact”), for a total consideration of £8,279,000. The provisional fair value of Enact’s assets was a net liability of £1,710,000 resulting in goodwill arising from the transaction of £9,989,000.

5.	Copies of this statement are being sent to all shareholders and will be available to the public at the Company’s registered office at The Heath Business and Technical Park, Runcorn, Cheshire, WA7 4QF.

8

Thursday 15th January, 2004

Protherics PLC announcement

Protherics PLC (“Protherics”), the international biopharmaceuticals company, acknowledges the recent announcement by Abbott Laboratories of a veterinary biological product license application to market and distribute Enter Scientific Limited’s bovine spongiform encephalopathy (BSE) test in the US. This follows a call for applications issued by the US Department of Agriculture last week following the recent case of BSE in cattle in the US. There are at present no rapid BSE tests commercially available in the US.

Protherics has licensed to Enfer its intellectual property in the diagnosis of animal prion diseases, including BSE. Enfer has developed a rapid post-mortem BSE test for cattle testing which has been approved for use in the EU. Enfer markets the BSE test in Ireland and has sublicensed the technology to Abbott for distribution on a worldwide basis. Protherics receives royalties from Enfer on sales of the test worldwide.

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)

The Maitland Consultancy	+44 (0) 2073795151
Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

26 January 2004

PROTHERICS ANNOUNCES FIRST NAMED PATIENT SALES
FOR VORAXAZE™ IN EUROPE

Protherics PLC (“Protherics”), the international biopharmaceuticals company, today announced its first named patient sales in Europe of Voraxaze, its treatment for patients at risk of kidney damage from methotrexate toxicity. In Europe, medical practitioners are able to request and purchase certain un-licensed drugs on a named patient basis where there is unmet clinical need. IDIS has been appointed as the global distributor of Voraxaze for named patient sales (excluding the US).

Protherics plans to submit licensing applications for Voraxaze to the US and European authorities during the first half of the next financial year. Named patient sales in Europe provide Protherics with additional clinical data to support its licensing applications for Voraxaze. With orphan drug status recently granted in both Europe and the US, the company is hopeful of an expedited review. Following regulatory approvals, Protherics anticipates that Voraxaze will be launched in the US in the first half of 2005 with a launch in Europe following in the second half.

Initially Voraxaze will be indicated for patients with, or at risk of, kidney damage from the toxic effects of methotrexate, a widely used chemotherapeutic agent. Clinical trials have shown that the early use of Voraxaze to treat methotrexate toxicity can reduce deaths from kidney failure. The market potential for Voraxaze, when used as a rescue therapy in patients with impaired kidney function, is estimated to be $200 million. In the future, a much bigger opportunity exists for Voraxaze use in combination with methotrexate in all patients on high-dose methotrexate treatment to optimize therapy.

Andrew Heath, Chief Executive of Protherics said:

“Voraxaze is becoming widely available in Europe as hospitals establish their purchasing procedures. Our next goal is to gain regulatory approval in the US and Europe to allow us to realise the full potential of this life saving product.”

Methotrexate

Methotrexate is a widely used anti-cancer drug. Its non-mutagenic properties make it particularly suited for use in younger patients. However, particularly when used in high doses for certain types of cancer, methotrexate can result in reduced kidney function. This further delays the elimination of methotrexate from the body leading to mucositis, reduced platelet and white blood cell counts, and ultimately death.

Voraxaze

Voraxaze is a recombinant enzyme (carboxypeptidase G2) which acts by rapidly reducing dangerously elevated serum methotrexate levels.

Voraxaze rapidly reduces circulating Methotrexate

Plasma methotrexate
Concentration (µm)

Time following Voraxaze administration (min)

[Source: 72 patients with paired data from US NCI Special exception protocol]

Voraxaze has been tested in over 200 cancer patients treated with methotrexate in Europe and the US. No serious side effects have been observed.

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0)7919 480510 (mobile)
Nick Staples, Corporate Affairs	+44 (0) 20 7246 9950

The Maitland Consultancy	+44 (0) 2073795151
Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

2

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

3

02 February, 2004

PROTHERICS PLC

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Protherics PLC (“Protherics”) , the international biopharmaceuticals company, is pleased to announce the appointment of Carry Watts as a non-executive director, with immediate effect.

Garry is currently the Finance Director and European Director of SSL International plc, the international healthcare company, where he has played a key role in the recent restructuring. He is also a non-executive director of the Medicines and Healthcare Products Regulatory Agency (MHRA), where he chairs the Audit and Risk committee.

Prior to joining SSL, Carry held executive directorships at Celltech Group plc and Medeva plc. He is a Chartered Accountant and was previously a partner with KPMG, leading the UK healthcare and life sciences practice.

Stuart Wallis, Chairman of Protherics plc, said: “I am delighted to welcome Carry to the Board of Protherics. He brings with him a wealth of experience in the healthcare and biopharmaceutical sectors and will further strengthen the independent element of the Board. “

There are no further details to be disclosed in relation to Paragraphs 16.4(a) and 16.4(b) of the Financial Services Authority Listing Rules.

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)
Nick Staples, Corporate Affairs	+44 (0) 20 7246 9950

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

13 February 2004

BOARD CHANGE

Protherics PLC (“Protherics”), the international biopharmaceutical company, announces that Michael Gatenby resigned yesterday as a non-executive director of Protherics. Michael has served Protherics, and its predecessor, Proteus International PLC, in a non-executive capacity and as Chairman of the Audit Committee since 1997.

Stuart Wallis, Chairman, commented:

“I would like to thank Michael for his excellent advice and considerable contribution to the board over the years.”

Garry Watts will assume Michael Gatenby’s responsibility as Chairman of the Audit Committee.

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)
Nick Staples, Corporate Affairs	+44 (0) 20 7246 9950

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith/ Michelle Jeffery

18th February, 2004

PROTHERICS STARTS THE NEXT STAGE IN ANGIOTENSIN VACCINE DEVELOPMENT

Protherics PLC, the international biopharmaceutical company, today announces the start of a new clinical programme to assess improved formulations of its Angiotensin Vaccine, incorporating third party proprietary vaccine adjuvants which have generated encouraging antibody titres in preclinical models.

Angiotensin Vaccine is a therapeutic vaccine designed to regulate blood pressure levels. Protherics has previously shown in hypertensive patients, that Angiotensin Vaccine modulates key hormones involved in regulating blood pressure. Protherics anticipates that improved immune responses to its Angiotensin Vaccine will lead to clinically significant reductions in blood pressure in hypertensive patients in the future.

Enrolment has started in the first study in the programme — a randomised, double blind study in healthy volunteers in which Angiotensin Vaccine formulations, both with and without a novel adjuvant, are being evaluated to assess both safety and antibody titres. Secondary endpoints will also be evaluated including blood pressure changes in response to angiotensin infusions and to dietary salt depletion. Additional studies of similar design to evaluate other novel adjuvants in healthy volunteers are scheduled to start in the middle of this year.

The completion of this series of studies is anticipated by the end of 2004 when the selection of a suitable formulation for further clinical evaluation is expected to be announced. Protherics intends to progress the formulation that produces the highest antibody titres in a proof of concept study in hypertensive patients, scheduled to commence in 2005.

Andrew Heath, CEO, Protherics commented:

“High blood pressure is a leading cause of stroke and heart attacks. The market for the treatment of high blood pressure is estimated to be in excess of $30 billion per annum. A successful development of the Angiotensin Vaccine could take a significant share of this market.”

Notes for editors

Angiotensin Vaccine

Angiotensin Vaccine is a therapeutic vaccine aimed at stimulating the immune system to neutralise angiotensin, a peptide hormone that plays a key role in the regulation of blood pressure.

Adjuvant

An adjuvant is a substance which enhances the immune response and so helps maximise the production of antibodies.

Hypertension

Hypertension is one of the most common medical conditions in developed countries and is a risk factor for developing heart attacks, heart failure, blood vessel problems and kidney damage. Current treatments are tablet based requiring daily doses often for life. The pharmaceutical market for high blood pressure treatment is the largest single therapeutic sector in the world, with sales exceeding US$30 billion per annum world wide

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)
Nick Staples, Corporate Affairs	+44 (0) 20 7246 9950

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

2

1 March 2004

PROTHERICS PLC

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Protherics PLC (“Protherics”), the international biopharmaceuticals company, is pleased to announce the appointment of Dr John Brown as non-executive director, with immediate effect.

Until recently, Dr Brown was the Chief Executive of Acambis plc, which specialises in the development and manufacture of vaccines to prevent and treat infectious diseases. He joined Acambis in 1995 and led the operation through flotation to its present status as a FTSE 250 company, best known as a major supplier of smallpox vaccines to the US Government.

Before joining Acambis, Dr Brown was Head of Research at Sutherland and Partners and previously worked at PA Consulting, where he advised on major mergers and acquisition transactions. His early career included several years leading a research group within Glaxo, where he also completed an MBA.

Dr Brown is currently Chairman of the Roslin Institute and a non-executive director of Pharmagene plc. There are no further details to be disclosed in relation to paragraphs 16.4 (a) and 16.4(b) of the Financial Services Authority Listing Rules.

Stuart Wallis, Chairman of Protherics plc, said:

“I am delighted to welcome John to the Board of Protherics. The breadth of his experience in the biopharmaceutical industry makes him ideally placed to help guide us in what promises to be an exciting period for the Company. “

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive
Nick Staples, Corporate Affairs

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

3 March 2004

PROTHERICS APPOINTS CODE SECURITIES AS FINANCIAL ADVISER AND JOINT
STOCKBROKER AND CONFIRMS PANMURE GORDON AS JOINT STOCKBROKER

The Board of Protherics PLC (the “Company”) is pleased to announce the appointment of Code Securities Limited as the Company’s financial adviser and joint stockbroker. The Company is also pleased to confirm the appointment of Panmure Gordon, a division of Lazard & Co., Limited, as joint stockbroker. The appointments are effective immediately.

-ENDS-

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive
Nick Staples, Corporate Affairs

The Maltland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith / Michelle Jeffery

Code Securities Limited	+44 (0) 20 7024 2000
Juliet Thompson / Phil Walker

Panmure Gordon	+44 (0) 20 7187 2000
Dominic Morley

Notes to Editors

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

Code Securities Limited

Code Securities Limited is an Appointed Representative of Altium Capital Limited. Altium Capital Limited is authorised and regulated by the Financial Services Authority and is a member of the London Stock Exchange.

08 April, 2004

PROTHERICS PLC ANNOUNCEMENT

Protherics PLC (“Protherics”), the international biopharmaceuticals company, acknowledges the recent announcement by Abbott Laboratories that it has received approval from the US Department of Agriculture to sell and distribute Enfer Scientific Limited’s (“Enfer”) bovine spongiform encephalopathy (“BSE”) test in the US.

Protherics has licensed to Enfer its intellectual property in the diagnosis of animal prion diseases, including BSE. Enfer has developed a rapid post-mortem BSE test for cattle testing which has been approved for use in the EU. Enfer markets the BSE test in Ireland and has sublicensed the technology to Abbott for distribution on a worldwide basis. The test is already widely used for testing of cattle for BSE in Europe and Japan. Protherics receives royalty income from the global sales of Enfer’s test.

Andrew Heath, Chief Executive, Protherics, commented:

“Protherics welcomes the approval of Enfer’s BSE test in the US. Depending on the testing policy employed in the US, this market has the potential to reach a similar size to that of Europe.”

ENDS

For further information contact:
Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)
Nick Staples, Director Corporate Affairs
The Maitland Consultancy	+44 (0) 20 7379 5151
Michelle Jeffery

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

16 April 2004

BOARD CHANGES

Protherics PLC (“Protherics”), the international biopharmaceutical company, announces the resignations of Dr Michael Peagram and Martin S Brown as non-executive directors.

Dr Peagram joined the board at the time of the acquisition of Enact Pharma PLC (“Enact”) in June 2003, having previously served as Chairman of Enact.

Martin Brown, previously Chairman and Chief Executive Officer of Therapeutic Antibodies Inc, was appointed as a non-executive director of Protherics in September 1999 following the merger of Therapeutic Antibodies Inc. and Proteus International PLC.

Stuart Wallis, Chairman, commented:

“I would like to thank Mike Peagram for his excellent general advice and help in assimilating the Enact group over the past year, and Martin Brown for his valuable support and assistance over several years in the transition of Protherics to the commercially focussed organisation it is today.”

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)
Nick Staples, Corporate Affairs	+44 (0) 20 7246 9950

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

22 April 2004

PROTHERICS PLC

DIRECTORATE CHANGE AND SENIOR MANAGEMENT APPOINTMENT

Protherics PLC (“Protherics”), the international biopharmaceuticals company, today announces that Dr Tony Atkinson, previously Chief Scientific Officer (CSO) becomes a non-executive director of Protherics. Dr Atkinson, formerly Chief Executive of Enact Pharma PLC (“Enact”), was appointed to the board of Protherics following the acquisition of Enact in June 2003.

Protherics also announces that Dr Sally Waterman joins the company as Director of Research & Development. Sally joins the senior management team of Protherics with responsibility for research and development, regulatory functions and portfolio management.

Dr Waterman (aged 45) has over 20 years experience within the pharmaceutical industry. She previously served as Director of Development Operations at Xenova Group plc, following its recent acquisition of KS Biomedix Holdings plc, where she was Vice President of Research and Development. Prior to this, Dr Waterman held various senior positions within Vernalis Group plc (now Vernalis plc), including Vice President of Non-clinical Development.

Dr Waterman has extensive experience in the management of development programmes for biologics and small molecules and in interacting with both the FDA and EMEA.

Andrew Heath, Chief Executive, Protherics plc, said:

“I would like to thank Tony for his considerable contribution as Chief Scientific Officer, making possible a successful and rapid integration of our two companies. As a non-executive director, Tony will continue to provide valuable scientific advice to the Protherics board.”

“I would also like to welcome Sally to the senior management team. Sally brings considerable experience in clinical development and managing R&D, which will be valuable in helping us realise the value in our product pipeline.”

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive
Nick Staples, Corporate Affairs

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

2

20 May 2004

PROTHERICS ANNOUNCES START OF NQO2 CANCER THERAPY CLINICAL TRIAL

Protherics PLC (“Protherics”), the international biopharmaceutical company, today announces the recruitment of the first patient in a Phase I study of its novel anti-cancer prodrug technology, NQO2, being undertaken by Cancer Research UK. Protherics also announces that its primary US patent application concerning this therapy has been allowed.

Following encouraging pre-clinical results, the Phase I study currently being conducted by Cancer Research UK will involve up to 40 cancer patients from two trial centers in the UK.

The study will investigate combination therapy of two low molecular weight compounds, a prodrug* (called CB1954) and an enzyme co-substrate* (called EP-0152R). The primary endpoint of the trial will be to establish safety and tolerability, whilst the secondary endpoints will be to document any anti-tumour activity in patients. Initial results of the trial are expected to be available in the second half of 2005.

NQO2 is an enzyme that is over-expressed in certain solid tumour types (particularly hepatocellular carcinomas and colorectal cancer). Normally, the enzyme is latent and so is inactive in these tumour cells. However, Protherics’ scientists have discovered that the enzyme co-substrate EP-0152R activates NQO2. In its activated form, NQO2 converts CB1954 to its cytotoxic* form, thus selectively killing the target tumour cells while minimising harm to healthy, non-cancerous cells.

Following the successful completion of the Phase I study, Protherics is planning to undertake a Phase II proof of principle study in early 2006.

Andrew Heath, Chief Executive of Protherics said:

“Despite modern therapy, solid cell cancers such as late stage liver and colorectal tumours remain difficult to treat and survival after diagnosis is typically only months. The Board of Protherics believes that a successful product addressing such cancers has blockbuster potential.”

ENDS

Prodrug*

A compound that is converted within the body into its active form that has therapeutic effects. A prodrug is useful when the active drug may be too toxic to administer systemically, the active drug is absorbed poorly by the digestive tract, or the body breaks down the active drug before it reaches its target.

Co-substrate*

A non-protein organic molecule that interacts with an enzyme and is required for its activity.

Cytotoxic*

A chemical which as a direct toxic effect to cells, preventing their reproduction or growth.

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Nick Staples, Corporate Affairs	+44 (0) 7919 480510 (mobile)
Andrew Heath, Chief Executive	+44 (0) 20 7246 9950

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith/ Michelle Jeffery

Protherics PLC

Protherics PLC is an international biopharmaceutical company, engaged in the development, production and commercialisation of immunopharmaceuticals and cancer therapies.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L)

An electronic version of this will be available at: www.protherics.com

Cancer Research UK

Cancer Research UK is Europe’s leading cancer charity, dedicated to research into the causes, prevention and treatment of cancer. We support the work of 3,000 scientists, doctors and nurses in over 80 academic centres across the UK, with an annual scientific spend of more than £190 million. Cancer Research UK is the European leader in the development of novel anti-cancer treatments; from their discovery at the laboratory bench to early clinical trials in cancer patients.

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

2

26 May 2004

PROTHERICS PLC

PRELIMINARY RESULTS FOR THE 12 MONTHS ENDED 31 MARCH 2004

Protherics PLC (“Protherics”), the international biopharmaceutical company, today announces its preliminary results for the twelve months to 31 March 2004.

HIGHLIGHTS

•	Profitable for first full financial year

•	Turnover up 86% to £21.0 million (2003: £11.3 million)

•	Operating profit before £0.8 million of goodwill amortisation was £2.0 million (2003: loss of £0.6 million before and after goodwill amortisation)

•	Profit before tax £0.8 million (2003: loss of £0.6 million)

•	Earnings per share were 0.99 pence before goodwill amortisation and 0.61 pence after goodwill amortisation (2003: loss of 0.13 pence before and after goodwill amortisation)

•	Acquisition of Enact Pharma plc (“Enact”) completed

•	First Voraxaze™ named patient sales in Europe

Commenting on the results Stuart Wallis, Chairman, said:

“This year marks our first profitable full year and we are particularly pleased to report that operating profit, before £0.8 million of goodwill amortisation, was £2.0 million. Profit before tax was £0.8 million, in line with market expectations, in a year that also included a major acquisition. We have also seen turnover almost double, from £11.3 million to £21.0 million.

“In under a year since we acquired Enact we have assimilated the later stage projects into Protherics and we are in the final stages of divesting non-core facilities and outlicensing early stage, non-core R&D projects. Enact’s pipeline has already contributed to Protherics’ turnover growth through named patient sales of Voraxaze™.

“Building a viable, profitable business for the long term has been and will remain Protherics’ primary objective. The challenge for companies reaching profitability in this sector is to deliver robust near term growth while building a sustainable business going forwards. Protherics sees opportunities both to take more products to market, and to start a small sales operation in the US to retain product value. Strategic acquisitions of companies, products and programmes may also have a role in building a commercially focused business”

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510
Barry Riley, Finance Director	+44 (0) 1928 518000
Nick Staples, Corporate Affairs	+44 (0) 7919 480510

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith / Michelle Jeffery

Notes for Editors:

Protherics PLC

Protherics PLC is an international biopharmaceutical company, engaged in the development, production and commercialisation of specialist biological products.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

CHAIRMAN’S STATEMENT

Biotech valuations saw a real turnaround in 2003 as investment began to flow back into the sector, not least because of the strong progress the sector has made in both Europe and the US. Over the 12 months ending 31 March 2004, the UK techMARK mediscience index increased by 116%. We also saw increased M&A activity in the sector as companies either chose, or were forced, to build more sustainable, robust businesses.

The year ending 31 March 2004 marks our first profitable full year and we are particularly pleased to report that operating profit, before £0.8 million of goodwill amortisation, was £2.0 million. Profit before tax was £0.8 million, in line with market expectations, in a year that also included a major acquisition. We have also seen turnover almost double, from £11.3 million to £21.0 million.

In under a year since we acquired Enact, a small OFEX traded company with an interesting pipeline in oncology, we have assimilated the later stage projects into Protherics. We are in the final stages of divesting non-core facilities and outlicensing early stage, non-core R&D projects. Enact’s pipeline has already contributed to Protherics’ turnover growth through named patient sales of Voraxaze™. Furthermore, since the acquisition our market capitalisation has trebled, outperforming a recovering biotech sector.

Strategic direction

Building a viable, profitable business for the long term has been and will remain Protherics’ primary objective. The challenge for companies reaching profitability in this sector is to deliver robust near term growth while building a sustainable business going forwards. Protherics sees opportunities both to take more products to market, and to start a small sales operation in the US to retain product value. Strategic acquisitions of companies, products and programmes may also have a role in building a commercially focused business.

Once FDA approval has been obtained, Protherics intends to leverage the economics of selling Voraxaze™ in the US to establish a small sales force targeting specialists in the US. We believe that a 15 strong sales force could effectively market Voraxaze™ to those specialist oncologists using high dose methotrexate therapy in the US. This would allow Protherics to capture more of the economic value of this important product. Additionally, there is an opportunity for this sales force to market additional products in the US, either to the same target group, or to other specialists located at the same leading hospitals.

Board changes

This year has also seen a number of changes that strengthens our Board and senior management team. Garry Watts, currently Chief Executive of SSL International plc, and Dr John Brown, until recently Chief Executive of Acambis plc, were appointed non-executive directors and bring a depth of experience from the healthcare and biotech sectors to Protherics. There have been three recent resignations from our Board: Martin Brown, Michael Gatenby and Michael Peagram. I would like to repeat my thanks to all three, for the valuable advice and input they have all made in helping to transform Protherics into a profitable trading company.

Professor Tony Atkinson, formerly Chief Executive of Enact, was appointed Chief Scientific Officer of Protherics following the acquisition. Tony has played a key part in the efficient assimilation of Enact into Protherics. In April 2004 we announced that he would, in future, serve the company as a non-executive

Director, and that Dr Sally Waterman had joined Protherics’ senior management team to lead our R&D function. Dr Waterman’s background with KS Biomedix and Xenova should prove invaluable as we continue to expand our development pipeline. We have an experienced Board and management team well prepared to manage the future growth of Protherics.

CHIEF EXECUTIVE’S REVIEW

Overview

Good progress has been made in continuing to reduce manufacturing costs, enabling Protherics to achieve strong results despite some product losses at an outsourced filling and freeze-drying contractor, a weakening US dollar and a scheduled royalty reduction from Altana, our marketing and distribution partner for CroFab™ and DigiFab™ in the US. We continue to work with the FDA to qualify a second filling and freeze-drying operation to reduce our dependence on a single source. We hope to have approval of this facility by the end of the calendar year.

During the previous financial year, we completed a pilot manufacturing facility at our site in Wales, which has already allowed us to develop and implement significant process improvements. Ongoing expansion of our main production facility will allow us to manufacture both CroFab™ and DigiFab™ in parallel at key stages in the process. From next year, we expect to supply more product and reduce levels of in-process inventory while building stocks of finished goods. The introduction of a new manufacturing process for CroFab™, which requires FDA approval, has the potential to reduce further our cost of goods within a two-year timeframe.

Acquisition and integration of Enact

In June 2003, we acquired Enact for £8.3 million (including expenses), of which £7.2 million was financed by unlisted convertible debt with a 6% coupon. Enact’s leading products, Voraxaze™ and the NQO2 programme, strengthen Protherics’ development pipeline, and significant news is expected over the next 12 to 18 months. Since the acquisition was completed, we have started named patient sales of Voraxaze™ and we have been in discussions with the FDA in preparation for a regulatory submission in the current financial year. NQO2 has been successfully formulated and has now entered a Phase I study in cancer patients.

A first round portfolio review of our research and pre-clinical projects has been undertaken by Professor Atkinson. Dr Sally Waterman will now complete this review, so that we can prioritise those projects that have the potential to add most value to our organisation.

Marketed Products

CroFab™ - rattlesnake antivenom

Sales were £13.2 million in the full year, up 55% from £8.5 million in the corresponding period last year. For the first time, we expect to have adequate product supplies to meet a growing demand for CroFab™ in the current financial year.

We estimate the potential market, in which we share revenues equally with Altana, to be $80 million. Supplies made in the last financial year suggest that sales are approaching about half of this target, and we are now in a position to develop the market further. One such opportunity is to expand into milder bites, such as those from Copperhead snakes. In the past these bites have not been treated due to the side effect profile of the previously marketed antivenom product.

DigiFab™ - treatment for digoxin overdose

DigiFab™ exceeded our expectations with sales of £6.0 million for the year ending 31 March 2004 (2003: £1.2 million) reflecting the expected strong performance in the second half and including the final milestone payment of £0.3 million from Altana. We believe that we have now replaced GlaxoSmithKline as the market leader in this estimated $30 million market.

Protherics intends to expand sales into Europe, a smaller but significant market, and we have entered into a licensing agreement with Beacon Pharmaceuticals for the marketing of DigiFab™ in Europe. We are planning to submit the DigiFab™ file to the competent authority in the UK in mid 2004 and expect to see the first revenues from Europe in 2005.

ViperaTAb™ - common adder antivenom

Sales for the year ending 31 March 2004 were £0.3 million compared with £0.2 million in the corresponding period in 2003. Our licensing agreement with Swedish Orphan International has been extended to expand sales beyond Scandinavia into the rest of Europe, from which we expect to see a small contribution in the current financial year.

Prion Recognition - Transmissible Spongiform Encephalopathy testing

At £1.4 million, revenues from our licensee, Enfer Scientific Limited, were slightly ahead of the previous period (2003: £1.3 million), as competitive pricing pressure was offset by increasing volumes in Europe. We anticipate growth from this product to come from the US, where a number of companies including Abbott (Enfer’s distributor outside Ireland) received approval from the US Department of Agriculture (“USDA”) to begin marketing the test. The USDA has yet to fully decide its bovine spongiform encephalopathy (BSE) cattle testing policy, and is under pressure to protect its $1.4 billion export market to Japan, where all slaughtered cattle are currently tested. The US market has the potential to be as large as the European BSE testing market, and we believe Abbott is well placed to win market share in the US.

Recent technological advances hold out the promise of tests that are many times more sensitive than those currently in use. We are in collaboration to link these new approaches to our intellectual property and we filed a new patent in this area earlier in the year. With these heightened levels of sensitivity, the screening of human blood for CJD could be a new and potentially large market.

R & D pipeline update

Voraxaze™ - for methotrexate toxicity

In January 2004 we announced the first named patient sales of Voraxaze™ through our distributor, IDIS, and we recorded sales of £131,000 for the year ending 31 March 2004. Voraxaze™ is now available on a compassionate use basis in the US, and sold on a named patient basis in the rest of the world.

Protherics has had encouraging pre-BLA (Biological Licensing Application) discussions with the FDA. Improvements to the Voraxaze™ manufacturing process, made by Protherics following the acquisition of Enact, will necessitate further comparability work. Submission is targeted for the current financial year in the US, where the product has been granted Orphan Drug designation so that we are hopeful of an expedited review. Voraxaze™ could receive approval by late 2005.

Voraxaze™ also has Orphan Drug designation in the EU, where we also plan to submit a MAA (Marketing Authorisation Application) in the current financial year.

We are currently in the initial stages of establishing a small, focused sales force to target specialist physicians in the US. This, we believe, optimises value for us and would allow other products to be sold directly by Protherics in the future.

Protherics intends to conduct further clinical studies with Voraxaze™, post initial approval, to expand the use of the product into larger markets.

CytoFab™ - for sepsis from severe infections

A successful end of Phase II meeting with the FDA was held in September 2003, resulting in an agreement that reduces the size, timeframe and cost of the pivotal Phase III study for CytoFab™. In addition, changes to the manufacturing process were agreed with the FDA that will markedly reduce the cost of goods. Significantly, we believe that some of the risks associated with this programme have now been removed, providing us with more partnering options, including biotech-biotech collaborations, which are now being explored.

Angiotensin Vaccine - for high blood pressure

Angiotensin Vaccine has shown clear effects on the renin angiotensin system, which is important in the hormonal regulation of blood pressure, in hypertensive patients. Protherics has initiated a clinical programme to assess improved formulations of Angiotensin Vaccine which incorporate third party proprietary vaccine adjuvants. These new adjuvants have already shown encouraging antibody titres in preclinical models. Prior to outlicensing, we intend to progress the formulation that produces the highest antibody titres into a further study in hypertensive patients in 2005.

NQO2 programme - targeted small molecule therapy for cancer

NQO2 is an enzyme that is over-expressed in certain solid tumour types (particularly hepatocellular carcinomas and colorectal cancer). Normally, the enzyme is latent and so is inactive in these tumour cells. However, Protherics’ scientists have discovered that the enzyme co-substrate EP-0152R activates NQO2. In its activated form, NQO2 converts CB1954, a pro-drug, to its cytotoxic form, thus selectively killing the target tumour cells while minimising harm to healthy, non-cancerous cells.

We recently announced the start of a Phase I clinical trial of the NQO2 targeted therapy system in cancer patients with solid tumours. This trial is being conducted by Cancer Research UK and will recruit 20-40 patients into a two-centre ascending dose open-label trial. The primary endpoint of the study is safety and tolerability, whilst secondary endpoints will include preliminary assessment of effects on the tumour. The trial is expected to report in the second half of 2005.

If the Phase I trial is successful, we plan to start a proof of principle study of the NQO2 targeted therapy system in early 2006. We believe that this will maximize the out-licensing prospects for this exciting and potentially high value product.

OUTLOOK

We expect continuing progress across the expanded business in 2004/5. Further sales growth is anticipated and we have hedged our expected US dollar sales with forward currency contracts to moderate the impact of the weaker US dollar. Key clinical results in a number of our programmes during the year should highlight the potential value in our development pipeline.

Investment in specialist sales, clinical development and manufacturing, planned over the next two years, are expected to create a stronger business going forward. In addition, we will continue to assess strategic M&A opportunities, where we believe this will enhance shareholder value.

FINANCIAL REVIEW

Turnover

The Group’s turnover arises largely in US dollars. The dollar has declined in value against sterling by 17% over the financial year. However, it is pleasing to note that excellent underlying growth, and the contribution of the Group’s hedging policy (which produced an effective exchange rate of $1.52 to the pound) resulted in an increase of 86% to £21.0 million from £11.3 million in the prior year. CroFab™ sales increased to £13.2 million from £8.5 million, while DigiFab™ exceeded our expectations with sales of £6.0 million (including a milestone payment of £0.3 million) against £1.2 million. At £1.4 million, licensing revenues from BSE testing were slightly ahead of the prior year’s figure of £1.3 million, with competition in the European market remaining strong. ViperaTAb™ sales also increased slightly to £0.3 million from £0.2 million, while other income was £0.1 million in both years.

The acquisition of Enact Pharma PLC completed in June 2003 yielded the first sales of £131,000 from Voraxaze™ in the final quarter of the financial year.

Cost of sales

Cost of sales increased to £9.5 million from £5.9 million in the prior year. Stripping out income from BSE licensing results in a gross margin on manufactured products of 52%, up from 40% in the prior year. The increased gross margin, achieved despite product losses at our filling and freeze-drying contractor, results from process and yield improvements and from increased, higher margin DigiFab sales.

Operating expenses

Research and development expenditure increased to £3.7 million, from £1.6 million, reflecting continuing investment in the existing programmes, plus spending on the acquired programmes, particularly Voraxaze™, in developing the manufacturing process to the standards necessary for the planned regulatory approvals.

Other administrative expenses increased to £5.9 million from £4.4 million. This increase results from the acquired operations, plus the need to boost our marketing, IT and regulatory capabilities.

Operating results

Before goodwill amortisation, we recorded an operating profit of £2.0 million against a loss of £0.6 million in the prior year. Our existing operations contributed an operating profit (before and after goodwill amortisation) of £4.1 million, with the acquired operations (Enact), producing an operating loss before goodwill amortisation of £2.1 million. The goodwill amortisation of £0.8 million represents the charge from the date of the completion of the Enact acquisition in June 2003 to 31 March 2004. The total operating profit for the year was £1.2 million, which compares to a loss of £0.6 million in the prior year, when there was no charge for goodwill amortisation.

Interest

Interest receivable was similar to the prior year at £0.1 million. Interest payable has increased to £0.5 million from £0.1 million representing interest on the £7.2 million of 6% convertible unsecured loan notes which largely financed the Enact acquisition, together with a higher level of lease financing connected with the expansion project at our Welsh facility.

Results before and after tax

Profit before tax was £0.8 million against a loss of £0.6 million in the prior year. This represents the first full year of profitability for the group. Tax credits on research and development expenditure, plus the recognition of a small increase in the deferred tax asset in respect of our subsidiary operations has resulted in a taxation credit for the year of £0.5 million as against a credit of £0.4 million in the prior year. After taxation and minority interests, the profit after tax was £1.3 million, compared to a loss of £0.2 million in the previous year.

Before goodwill amortisation of £0.8 million, earnings per share were 0.99 pence against a loss of 0.13 pence (before and after goodwill amortisation) in the prior year. Basic and fully diluted earnings per share were 0.61 pence against a loss of 0.13 pence in the prior year.

Balance sheet

The balance sheet now shows the effect of the Enact acquisition. Intangible fixed assets have increased to £9.8 million from £0.9 million, which reflects the goodwill resulting from the acquisition. Tangible fixed assets have increased to £7.5 million from £5.4 million as a result of the expansion programme at our Welsh operation.

The increased volumes of manufacture ahead of the “biting season” for CroFab™ are reflected in the stock figure of £9.7 million, up from £7.1 million in the prior year. We have also made a strategic decision, for risk management purposes, to increase significantly the stock of serum, the basic raw material produced from our sheep flocks in Australia.

The increase in creditors due within one year to £9.8 million from £8.5 million is largely a reflection of the increased activity levels associated with current manufacturing throughput. Creditors due after one year show the 6% unsecured loan notes (£7.1 million after expenses) issued as the principal consideration for the Enact acquisition. The other creditors due after one year, at £2.4 million, show an increase of £1.7 million over the previous year’s figure of £0.7 million, and represent increased finance leasing and grants associated with our expansion programme in Wales.

Liquidity and cash flow

Cash balances increased over the period to £3.3 million from £2.8 million. The net cash inflow from operations was £0.6 million as against an outflow of £1.7 million in the prior year, showing the significant improvement in operating performance achieved over the year.

Payments to acquire tangible fixed assets were partially offset by grants received, resulting in a cash outflow from capital investment of £0.8 million against £1.8 million in the prior year.

The cash outflow from the Enact acquisition totalled £1.3 million and comprised the expenses of the transaction plus the paying down of overdraft balances assumed with Enact. These were financed by the issue of 18.8 million ordinary shares at 16p per share, which, with the exercise of warrants and options, resulted in receipts of £3.1 million.

Currency effects

Protherics has a high proportion of its income derived from the US markets, where pricing is in US dollars. Currency exposures are managed by a policy of forward covering of expected revenues on a rolling twelve month basis, and, where possible, by switching costs into US dollars. The results for the year to 31 March 2004 were therefore largely protected from adverse currency effects, and cover is in place for the current year at rates significantly better than current market rates. For the longer term, our aim is that further cost reductions in our manufacturing process, plus the potential for modest selling price increases in US dollars should mitigate the negative effects of the weak dollar.

PROTHERICS PLC

CONSOLIDATED PROFIT & LOSS ACCOUNT
For the year ended 31 March 2004

	Year ended 31 March 2004			Year ended
	Continuing	Acquired		31 March
	operations	operations	Total	2003
	£’000	£’000	£’000	£’000
Turnover	20,882	137	21,019	11,270
Cost of sales	(9,459)	(2)	(9,461)	(5,920)

Gross profit	11,423	135	11,558	5,350
Administrative expenses
Research and development	(1,733)	(1,935)	(3,668)	(1,591)
General & administrative	(5,595)	(268)	(5,863)	(4,363)

	(7,328)	(2,203)	(9,531)	(5,954)
Goodwill amortisation	—	(782)	(782)	—

Total administrative expenses	(7,328)	(2,985)	(10,313)	(5,954)

Operating profit / (loss)
Before goodwill amortisation	4,095	(2,068)	2,027	(604)
Goodwill amortisation	—	(782)	(782)	—

Total operating profit / (loss)	4,095	(2,850)	1,245	(604)
Interest receivable			54	100
Interest payable			(527)	(95)

Profit / (loss) on ordinary activities before taxation			772	(599)
Taxation for the period (note 3)			457	361

Profit / (loss) on ordinary activities after taxation			1,229	(238)
Equity minority interests			36	—

Profit / (loss) for the financial period			1,265	(238)

			Pence	Pence
Basic and fully diluted earnings / (loss) per share (note 2)			0.61	(0.13)
Basic and fully diluted earnings / (loss) per share before goodwill amortisation (note 2)			0.99	(0.13)

The results for the year ended 31 March 2003 relate to continuing operations.

The result for the year has been calculated on the historical cost basis.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 March 2004

	2004	2003
	£’000	£’000
Profit / (loss) for the financial year	1,265	(238)
Currency translation differences on foreign currency equity investments	623	435

Total recognised gains in the year	1,888	197

CONSOLIDATED BALANCED SHEET
at 31 March 2004

	2004	2003
	£’000	£’000
Fixed assets
Intangible fixed assets	9,838	873
Tangible fixed assets	7,473	5,351

	17,311	6,224

Current assets
Stock	9,745	7,085
Debtors	3,740	3,269
Deferred taxation asset due beyond one year	442	191
Investments	1	—
Cash at bank and in hand	3,307	2,756

	17,235	13,301
Creditors:
Amounts falling due within one year	(9,804)	(8,470)

Net current assets	7,431	4,831

Total assets less current liabilities	24,742	11,055
Creditors:
Amounts falling due after more than one year
6% Convertible unsecured loan notes	(7,050)	—
Other	(2,399)	(717)

	(9,449)	(717)

Net assets	15,293	10,338

Capital and reserves
Called up equity share capital	4,155	3,765
Share premium account	66,027	63,350
Other reserves	51,163	51,163
Profit and loss account	(106,052)	(107,940)

Equity shareholders’ funds	15,293	10,338

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 March 2004

	2004		2003
	£’000	£’000	£’000	£’000
Net cash inflow / (outflow) from operating activities		639		(1,723)
Returns on investment and servicing of finance
Interest received	54		100
Finance lease interest paid	(56)		(12)
Other interest paid	(345)		(83)

Net cash (outflow) / inflow from returns on investments and servicing of finance		(347)		5

Taxation
UK Corporation tax received	26		582

Net cash inflow from taxation		26		582

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(1,445)		(1,862)
Capital grants received	611		—
Proceeds from the sale of tangible fixed assets	29		22

Net cash outflow from capital investment and financial investment		(805)		(1,840)

Acquisitions and disposals
Purchase of business	(519)		—
Net overdrafts acquired with subsidiary undertaking	(812)		—

Net cash outflow from acquisitions and disposals		(1,331)		—

Net cash outflow before management of liquid resources and financing		(1,818)		(2,976)
Financing
Issue of share capital, net	3,067		—
Repayment of loans	(492)		(484)
Repayment of finance leases and hire purchase agreements	(201)		(51)

Net cash inflow / (outflow) from financing		2,374		(535)

Increase / (decrease) in cash during the year		556		(3,511)

RECONCILIATION OF OPERATING PROFIT / (LOSS) TO NET CASH INFLOW / (OUTFLOW) FROM OPERATING ACTIVITIES

	31 March	31 March
	2004	2003
	£’000	£’000
Operating profit / (loss)	1,245	(604)
Depreciation and amortisation	2,130	1,025
Loss / (profit) on disposal of tangible fixed assets	125	(2)
Deferred grant income	(77)	(101)
Grant received	31	122
Increase in stocks	(2,583)	(3,092)
Increase in debtors	(478)	(1,677)
Increase in creditors	246	2,606

Net cash inflow / (outflow) from operating activities	639	(1,723)

NOTES TO THE PRELIMINARY RESULTS

1.	The financial information set out above is an abridged version of the Group’s full accounts for the year ended 31 March 2004. The full accounts for 2003 have been filed with the Registrar of Companies and those for year ended 31 March 2004 will be delivered following the Company’s Annual General Meeting. The Company’s auditors have reported on those accounts; their reports were unqualified and did not contain a statement under s237(2) or (3) of the Companies Act 1985.

2.	Basic earnings/(loss) per share are based on attributable profits of £1,265,000 (2003: attributable losses of £238,000) and a weighted average number of shares in issue during the year of 206,355,558 (2003: 190,364,364). The weighted average number of shares in issue for the twelve months ended 31 March 2003 have been adjusted for the cash placing and open offer during the current year in accordance with Financial Reporting Standard 14, Earnings per share. This has had no effect on the loss per share previously reported.

Fully diluted profit per share is based on attributable profits of £1,265,000 and on the weighted average number of shares in issue during the period of 207,078,267. Losses per share were anti-dilutive in the year ended 31 March 2003.

Supplementary earnings per share has been calculated to exclude the effect of goodwill amortisation. This adjusted number has been provided in order that the effects of goodwill amortisation, which is a significant non cash charge in the profit and loss account, can be more easily identified.

	2004	2003
	£’000	£’000
Profit / (loss) for the period retained for equity shareholders	1,265	(238)
Add back: goodwill amortisation (2004: 0.38 pence per share, 2003: nil pence per share)	782	—

	2,047	(238)

3.	£252,000 of the tax credit arising in the year to 31 March 2004 is a result of research and development expenditure claimed under the Finance Act 2000 (2003: £170,000) with a charge of £62,000 made with respect to prior years (2003: nil). In addition, a deferred tax asset of £267,000 has been recognised at 31 March 2004 which relates to trading losses in the subsidiary companies (2003: £191,000). This has been recognised following the continued development of the Group’s products during the past six months and the directors are of the opinion, based on recent and forecast trading, that the level of profits in the subsidiary companies in the forthcoming years will lead to the realisation of this asset.

4.	During the period, the group purchased Enact Pharma plc (“Enact”), for a total consideration of £8,277,000. The provisional fair value of Enact’s assets was a net liability of £1,704,000 resulting in goodwill arising from the transaction of £9,981,000.

5.	Copies of this statement will be available to the public at the Company’s registered office at The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QF.

13